



Connect Wellness LLC
Small Business Bond™

Bond Terms:

Bond Yield: 10.25%

Target Raise Amount: $500,000

Offering End Date: June 12, 2025

Repayment Period: 5 years (60 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Connect Wellness LLC

Founded: October 27, 2021

Address: 4301 NE 59th Ave
            Vancouver, WA 98661

Industry: Personal Care Services

Employees: 15

Website: https://www.connectwellness.biz/

Use of Funds Allocation:

If the maximum raise is met:

$470,000 (94.00%) – of the proceeds will go towards working capital- second location and further expansion

$30,000 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 9,224 Followers





Business Metrics:

	FY23	FY24	YTD 2/28/2025
Total Assets	$571,192	$617,897	$720,810
Cash & Cash Equivalents	$6,841	$24,850	$28,329
Accounts Receivable	$0	$0	$0
Short-term Debt	$300,202	$251,479	$59,381
Long-term Debt	$0	$0	$125,331
Revenue	$382,860	$682,817	$206,082
Cost of Goods Sold	$55,051	$98,414	$30,486
Taxes	$0	$0	$0
Net Income	$8,207	$95,427	$83,393

Recognition:

Connect Wellness LLC (DBA Connect Wellness) opened in 2021 and in 3 years, went from operating 4 days a week with 4 people a session to 7 days a week, 22 people a session, 6 sessions a day. The enthusiasm from every customer has encouraged owner Michelle Baker to keep going and she has seen first-hand what this can do for people, mentally, physically and spiritually. Everything is positive and most customers are repeat clients who have helped them grow their space rapidly with only word of mouth marketing.

About:

Connect Wellness LLC (DBA Connect Wellness) provides affordable access to traditional saunas, cold plunges and hot soaking tubs. Their spa space is whimsical and inspiring in design, mimicking natural hot springs resorts and other outdoor spa spaces in different countries.

For more information, contact our Customer Support Team at support@thesmbx.com

